Exhibit 99.1

Inspira™ Announces Plans to Launch and Target Single-Use Disposable Blood Oxygenation Kit for a New Disposable Perfusion Market Opportunity

The kit is being designed for the INSPIRA™ ART device series and is intended to be compatible with various life support machines sold in the market

RA’ANANA, Israel, January 9, 2024 – Inspira Technologies OXY B.H.N Ltd. (Nasdaq: IINN) (Nasdaq: IINNW) (the “Company” or “Inspira”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, today announced its plan to launch a single-use disposable blood oxygenation kit (the “Kit”), currently in development, for its INSPIRA ART medical device series. The Kit is also intended to be compatible with various other life support machines, tapping into the disposable perfusion systems market.

The Kit, anticipated to be submitted for US Food & Drug Administration (FDA) authorization in 2025, is a single-use product designed for efficient blood oxygenation and carbon dioxide removal. The Kit represents a strategic move to enhance hospital budget spending by potentially reducing costs. The Company is focusing on making the Kit compatible with other medical devices such as certain types of cardio-pulmonary bypass machines.

Dagi Ben-Noon, CEO of Inspira Technologies, commented: “Introducing the Kit marks the potential expansion of our market presence and fast-tracks our goal to deploy our blood oxygenation devices, with potential revenue streams based on the disposable razorblade business model. We believe that this development, along with the anticipated FDA clearance of our INSPIRA™ ART100 device in the first half of 2024, solidifies our commitment to providing comprehensive and affordable solutions in life support technology.”

Inspira Technologies OXY B.H.N Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under U.S. Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the prospective compatibility of the Kit with other life support machines, the anticipated FDA submission of the Kit in 2025, that the Kit represents a strategic move to potentially reduce costs, that the Kit fast-tracks the Company’s goal to deploy its blood oxygenation devices, and the belief that the Kits, along with the anticipated FDA clearance of its INSPIRA ART device in the first half of 2024, solidifies its commitment to providing comprehensive and affordable solutions in life support technology. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

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